                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                             ----------------------

                                  SCHEDULE 13D

                                 (Rule 13d-101)

                           INFORMATION TO BE INCLUDED
                          IN STATEMENTS FILED PURSUANT
                         TO RULE 13D-1(A) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13D-2(A)

                               (Amendment No. 2)(1)

                               THE HOCKEY COMPANY
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                                (Name of Issuer)


                     Common Stock, par value $ .01 per share
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                         (Title of Class of Securities)

                                    784414203
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                                 (CUSIP Number)

                              David W. Pollak, Esq.
                           Morgan, Lewis & Bockius LLP
                                 101 Park Avenue
                            New York, New York 10178
                                 (212) 309-6000

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 March 14, 2001
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             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box /_/.

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 7 Pages)

      (1) The remainder of this cover page shall be filled out for a reporting person"s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the Notes).

CUSIP No. 784414203                   13D                      Page 2 of 7 Pages
          ---------                                                 --   --
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      1      NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   WS ACQUISITION LLC                    EIN: 13-3907149
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      2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) /_/
                                                                         (b) /X/
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      3      SEC USE ONLY

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      4      SOURCE OF FUNDS*

                   NOT APPLICABLE
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      5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) or 2(e)                                       /_/

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      6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   NEW YORK
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                     7   SOLE VOTING POWER
      NUMBER OF
       SHARES                 3,288,905
    BENEFICIALLY    ------------------------------------------------------------
      OWNED BY       8   SHARED VOTING POWER
        EACH
      REPORTING               0
     PERSON WITH    ------------------------------------------------------------
                     9   SOLE DISPOSITIVE POWER

                              3,288,905
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                              0
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      11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   3,288,905
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      12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                                /_/

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      13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   50.5% (1)
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      14     TYPE OF REPORTING PERSON*

                   CO
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                           *SEE INSTRUCTIONS BEFORE FILLING OUT!

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(1)   Based on 6,500,549 shares of Common Stock reported by the Company as outstanding on October 24, 2000 in its Form 10-Q for the quarter ended September 30, 2000, dated November 14, 2000.

ITEM 1.           SECURITY AND ISSUER

      This Amendment No. 2 ("Amendment No. 2") to the Statement on Schedule 13D, originally filed on April 24, 1997 and as amended by Amendment No. 1, filed on August 18, 1997 ("Amendment No. 1", and, as so amended, the "Statement"), with respect to the common stock, par value $.01 per share ("Common Stock"), of The Hockey Company, a Delaware corporation (the "Company"), amends Items 4, 6 and 7 and Appendix A of the Statement. The principal executive office of the Company is c/o Maska U.S., Inc., 929 Harvest Lane, P.O. Box 1200, Williston, Vermont 05495. Information given in response to each item shall be deemed incorporated by reference in all other items. Capitalized terms used but not defined in this Amendment No. 2 shall have the respective meanings ascribed to them in the Statement.

ITEM 4.     PURPOSES OF TRANSACTIONS

      Item 4 as set forth in the Statement is amended by the addition of the following at the end thereof:

      On March 14, 2001, the Reporting Person entered into to the Agreement, dated as of March 14, 2001 (the "STOCKHOLDERS AGREEMENT"), among Caisse de depot et placement du Quebec ("CAISSE"), the Company and the Reporting Person and certain other stockholders of the Company (the Reporting Person and the foregoing, collectively, the "STOCKHOLDERS"), in connection with an Amended and Restated Credit Agreement among the Company and Sport Maska Inc., as borrowers, Caisse, as Agent and Lender, and the Montreal Trust Company, as Paying Agent (the "AMENDED AND RESTATED CREDIT AGREEMENT"). The Stockholders Agreement provides that the Reporting Person, as a Stockholder, will fully cooperate with Caisse in the process of certain actions, if such actions are mandated by the terms of the Amended and Restated Credit Agreement, including causing its representative(s) on the Board of Directors to act or refrain from acting and voting or giving consent with respect to its shares of Common Stock in order to support a consolidation, merger or amalgamation of the Company or a sale of all or substantially all or any portion of its assets and to take all other actions requested by Caisse to facilitate such actions mandated by the Amended and Restated Credit Agreement. Caisse was also granted drag-along rights under the Stockholders Agreement which could require the Reporting Person to sell its shares of Common Stock.

      Pursuant to the Agreement, dated as of March 14, 2001 (the "INVESTOR RIGHTS AGREEMENT"), among Caisse, the Reporting Person and the Company, Caisse is entitled, upon the exercise of any of its warrants, or the conversion of the outstanding amount owing under a certain facility under the Amended and Restated Credit Agreement into shares of Common Stock, to have a pro rata number of designees on the Board of Directors of the Company based on the number of shares of Common Stock held by Caisse, with a minimum of one Director at all times. Notwithstanding the stated above, commencing no later than March 16, 2001, and for so long as a certain facility under the Amended and Restated Credit Agreement has not been repaid in full, Caisse shall be entitled to have two designees appointed to the Board of Directors of the Company. In connection with this right of Caisse, the Director designees of the Reporting Person will vote to increase the number of Directors. The Investor Rights Agreement also grants to Caisse tag-along rights such that, in the event that the Reporting Person agrees to transfer any of its shares of Common Stock in one or a series of related transactions to any third party (other than any affiliate of the Reporting Person that becomes a party to the Investor Rights Agreement), Caisse is entitled to participate in such transaction on the same terms and conditions as the Reporting Person. The maximum number of shares of Common Stock that Caisse shall be entitled to transfer shall be determined by multiplying the number of shares of Common Stock owned by Caisse or the number of shares of Common Stock that it will hold after exercising its warrants at the time of the transfer by a fraction, the numerator of which is the number of shares of Common Stock proposed to be transferred to the transferee by the Reporting Person and the denominator of which is the number of shares of Common Stock then owned by the Reporting Person.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      Item 6 as set forth in the Statement is amended by the addition of the following at the end thereof:

      See the response to Item 4 regarding the Stockholders Agreement and the Investor Rights Agreement.

      A copy of each of the Stockholders Agreement and the Investor Rights Agreement has been filed as an exhibit hereto and is incorporated herein by reference. The foregoing descriptions of the Stockholders Agreement and the Investor Rights Agreement in the response to Item 4 are qualified in their entirety by reference to such agreements.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS

      The following additional materials are filed as Exhibits to this Amendment No. 2:

      Exhibit 1: Agreement, dated as of March 14, 2001, among Caisse de depot et placement du Quebec, the Company, WS Acquisition LLC and certain other stockholders of the Company. Filed as Exhibit 10.3 to the Company's Current Report on Form 8-K filed on March 26, 2001, and incorporated herein by reference.

      Exhibit 2: Agreement, dated as of March 14, 2001, among Caisse de depot et placement du Quebec, the Reporting Person and the Company. Filed as
Exhibit 10.4 to the Company's Current Report on Form 8-K filed on March 26, 2001, and incorporated herein by reference.

                                    SIGNATURE


After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

   Dated:  March 26, 2001

                                WS ACQUISITION LCC


                                By: /s/ Greg S. Feldman
                                   -------------------------
                                   Name: Greg S. Feldman
                                   Title: President

APPENDIX A

The sole member of the Reporting Person is WS Holdings LLC. WS Holdings LLC is a New York limited liability company with its principal business address at 620 Fifth Avenue, Suite 216, New York, New York 10020.

The managers and officers of the Reporting Person are set forth below, and each such officer has a business address at 620 Fifth Avenue, Suite 216, New York, New York 10020.


                            Manager: WS Holdings LLC

                            Officers:  Greg S. Feldman - President, Secretary
                                       and Treasurer
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                                  EXHIBIT INDEX

      The following additional materials are filed as Exhibits to this Amendment No. 2:

      Exhibit 1: Agreement, dated as of March 14, 2001, among Caisse de depot et placement du Quebec, the Company, WS Acquisition LLC and certain other stockholders of the Company. Filed as Exhibit 10.3 to the Company's Current Report on Form 8-K filed on March 26, 2001, and incorporated herein by reference.

      Exhibit 2: Agreement, dated as of March 14, 2001, among Caisse de depot et placement du Quebec, the Reporting Person and the Company. Filed as
Exhibit 10.4 to the Company's Current Report on Form 8-K filed on March 26, 2001, and incorporated herein by reference.